UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

The Registrant filed to the SEC a report on Form 6-K on July 26, 2023. The Registrant is filing this Form 6-K/A in order to correct the fact that the effective date of the appointment referenced is September 1, 2023. All other information remains unchanged.

Correction: Director Declaration

SHELL PLC

DIRECTOR DECLARATION

This announcement has been re-published to correct the effective date of the appointment referenced below, published at 10:38am on July 26, 2023. All other information remains unchanged.

Pursuant to Listing Rule 9.6.14R(2), Shell plc (the "Company") confirms that Ann Godbehere, Non-executive Director of the Company, was appointed to the Board of HSBC Holdings plc with effect from September 1, 2023.

July 26, 2023

Anthony Clarke
Deputy Company Secretary

ENQUIRIES
International, UK, European Press: +44 20 7934 5550

LEI number of Shell plc:  21380068P1DRHMJ8KU70

Classification: Additional regulated information required to be disclosed under the laws of a Member State.

This Report on Form 6-K/A is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc and Shell International Finance B.V. (Registration Numbers 333-254137 and 333-254137-01); and

(b)	the Registration Statements on Form S-8 of Shell plc (Registration Numbers 333-262396 and 333-272192).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: July 27, 2023	/s/ Caroline Omloo
Caroline Omloo
Company Secretary